NEWS RELEASE

BROOKFIELD KICKS OFF CONSTRUCTION OF $4.5 BILLION,

FIVE-MILLION-SQUARE-FOOT MANHATTAN WEST DEVELOPMENT

Innovative platform above rail yard to be completed in 2014

and launched with $340 million financing in place

Mixed-use development of three iconic towers, large open spaces,

quality shops and restaurants

NEW YORK, NY, January 15, 2013 — Brookfield Office Properties Inc. (NYSE, TSX: BPO) today announced an exciting step forward in its New York property portfolio by commencing construction of the platform for the Manhattan West development site on Ninth Avenue between West 31st and West 33rd Streets and Dyer Avenue at a ceremony at the site with New York Mayor Michael Bloomberg and Manhattan Borough President Scott Stringer. Construction is expected to be completed in 2014, positioning the project to receive tenants in 2016.

“Brookfield is thrilled to have kicked off construction on our premier development on the west side of Manhattan,” said Dennis Friedrich, Chief Executive Officer of Brookfield Office Properties. “We are proud to be investing in this exciting New York neighborhood and look forward to Manhattan West taking its place as the gateway project for the Hudson Yards district.”

“With today’s groundbreaking, we’re taking a major step forward in the transformation and rebirth of the Far West Side of Manhattan,” said Mayor Bloomberg. “The state-of-the-art Manhattan West development will include two new office towers, a residential tower, new shops and restaurants, and an acre and a half of new outdoor space – making it a vital piece of the mixed-use community we’ve envisioned for the Hudson Yards area, and which is now starting to take shape.”

“Mayor Bloomberg has outlined a bold vision for the Far West Side of Manhattan that will bring jobs and investment to one of the largest underdeveloped parts of Manhattan, and Brookfield’s investment at Manhattan West is the latest evidence of that vision becoming reality,” Deputy Mayor for Economic Development Robert K. Steel said. “Brookfield’s start of construction is a statement of long-term confidence in New York City’s future.”

“I’m thrilled that construction of Manhattan West is beginning and that we will soon bring the residential, cultural and retail energy of so many city neighborhoods, as well as convenient transportation infrastructure, to what is currently an underutilized rail yard," said City Council Speaker Christine C. Quinn. "The project is a crucial link between Penn Station, Moynihan Station and the entire rezoned Hudson Yards District, and I look forward to securing tenants through the project’s completion."

“The groundbreaking for Manhattan West is yet another indication of the economic health and vitality of New York City’s west side,” said Manhattan Borough President Scott M. Stringer. “This area has grown by leaps and bounds in recent years, and the Manhattan West project will now take that renewal to the next level – with an innovative platform design to accommodate the city’s bustling transportation system, and a pedestrian-friendly corridor for west side neighbors. The project’s two million-square foot office towers will grow our economy, create jobs, and attract the best and brightest media, entertainment and technology talent to set up shop in Manhattan for years to come.”

“This is a great milestone for New York City and Brookfield as we now see our dream – the dream of over 30 years in the making, to develop the Far West Side as the successful expansion of Manhattan’s Central Business District with over 50 million square feet of commercial, residential, retail and hotel development,” said Ann Weisbrod, President of the Hudson Yards Development Corporation.

“Manhattan West will serve as the bridge between Chelsea and the Midtown central business district, providing a pedestrian-friendly way to get from Penn Station to the High Line and to the Hudson River,” added Dennis Friedrich, CEO of Brookfield Office Properties. “The open space will be a recreated grand 32nd Street, 100 feet wide, leading from Ninth Avenue to Dyer Avenue then south toward the spur of the High Line. It will be an amenity for the neighborhood--and for the city,”

Financing for the platform project has been secured with a five-year, $340 million construction loan from a bank group that includes HSBC Bank, The Bank of New York Mellon, The Toronto-Dominion Bank, U.S. Bank, The Bank of Nova Scotia, and Wells Fargo Bank. The land and platform construction represent a projected initial investment of $680 million, of which Brookfield will invest approximately $340 million of its own capital with no public subsidies.

The platform, a series of 16 bridges, completes the surface upon which the entirety of the 5-million-square-foot development will rise, envisioned as two two-million-square-foot Class A office towers, a residential tower, a 1.5 acre open public space, and retail throughout. The cores of the towers will be constructed on bedrock to the north and south of the platform. The total site comprises five acres, of which the platform will occupy 60%.

The Manhattan West deck is being constructed utilizing post-tension pre-cast segmental bridge technology which minimizes disturbance to train operations below. To see a detailed animation of the platform construction process, click on the “Innovation” tab at www.manhattanwestnyc.com. The “launcher” is currently being fabricated off-site. Turner Construction, a New York-based firm, is managing the platform installation.

The building of the platform will generate more than 600 construction jobs, in addition to generating $52.7 million in employee compensation and $4.7 million in tax revenue for New York City, New York State.

Agreements were completed in September 2012 with Amtrak and the MTA/Long Island Rail Road, who hold easements through the Brookfield-owned land, as well as with the Port Authority of New York and New Jersey. Excavation and rock drilling have been underway for the past three months.

The total Manhattan West project cost is estimated at $4.5 billion.

Brookfield has successfully developed office buildings totaling 4.3 million square feet in the United States, Canada and Australia, and has recently established a development platform in London. Recent completed projects include 300 Madison Avenue (New York), Bay Adelaide Centre (Toronto), 77 K Street N.W. (Washington, D.C.), Bankers Court (Calgary), and Brookfield Place/City Square (Perth).

Brookfield is currently in negotiations with a number of potential tenants in the technology, media, entertainment, professional and financial services sectors; office tower construction will begin when an anchor tenant is secured. Cushman & Wakefield is the leasing agent for Manhattan West.

Manhattan West’s towers will offer stunning views of the city and the Hudson River. The entire project is within walking distance from major public transportation hubs: Penn Station, providing Amtrak, the Long Island Rail Road and New Jersey Transit service; the Port Authority Bus Terminal; the A, C, E, 1, 2, 3, N, Q, R, B, D, F, M and future 7 subway line extension station set to open in late 2013. Manhattan West is also steps from the High Line, the elevated park that runs from 34th Street to the Meatpacking District along 10th Avenue.

Across Ninth Avenue to the east of Manhattan West is Moynihan Station, the grand new train hall in the Farley Post Office building which will expand and improve Penn Station, the first phase of which is under construction and scheduled to be completed in 2015.

To the west, Manhattan West is adjacent to 450 West 33rd Street, a Brookfield-owned building across from the High Line. This building, combined with the Manhattan West complex, gives the area a campus feel with a range of options for office users.

Skidmore, Owings & Merrill is the master plan architect, working in partnership with SLCE Architects on the residential portion.

The grand outdoor public space at Manhattan West, designed by High Line firm Field Operations, will be home to a robust arts and events program, similar to the award-winning program at Brookfield Place New York/the World Financial Center.

Site plan and renderings attached.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops, and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 111 properties totaling 77 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne, Perth and London making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and Brookfield Place in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact:

Melissa Coley, VP, Investor Relations and Communications

(212) 417-7215; melissa.coley@brookfield.com

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions, the ability to enter into new leases or renew leases on favorable terms, dependence on tenants’ financial condition, uncertainties of real estate development, acquisition and disposition activity; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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